Exhibit 4.4

EXECUTION VERSION

$1,500,000,000 CLASS A LOANS

CLASS A

TERM LOAN SUPPLEMENT
DATED AS OF DECEMBER 19, 2019

TO

TERM LOAN AGREEMENT
DATED AS OF DECEMBER 19, 2019

AMONG

Chesapeake Energy Corporation,
AS THE BORROWER,

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES THERETO,

AND

GLAS USA LLC,

AS THE TERM AGENT

JPMORGAN CHASE BANK, N.A.	MUFG UNION BANK, N.A.	BOFA SECURITIES, INC.	MORGAN STANLEY SENIOR FUNDING, INC.

JOINT LEAD ARRANGERS AND JOINT BOOKRUNNERS

JPMORGAN CHASE BANK, N.A., SYNDICATION AGENT

CITIGROUP GLOBAL MARKETS INC.	ROYAL BANK OF CANADA
WELLS FARGO BANK, NATIONAL ASSOCIATION	GOLDMAN SACHS LENDING PARTNERS LLC
BMO CAPITAL MARKETS CORP.	CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK
MIZUHO BANK, LTD.	ABN AMRO SECURITIES (USA) LLC
DNB MARKETS, INC.	NATIXIS, NEW YORK BRANCH

DOCUMENTATION AGENTS

Table of Contents

Page

ARTICLE I Definitions	1

1.1 Defined Terms	1
1.2 Interest Rates; LIBOR Notification	5

ARTICLE II Class A Commitments and Loans	5

2.1 Class A Loans	5
2.2 Disbursement of Funds	6
2.3 Pro Rata Treatment	6
2.4 Interest	6
2.5 Interest Periods	7
2.6 Conversions and Continuations	8
2.7 Increased Costs, Illegality, Etc.	8
2.8 Compensation	11
2.9 Change of Lending Office	11
2.10 Notice of Certain Costs	11

ARTICLE III Fees	12

3.1 Fees	12

ARTICLE IV Payments	12

4.1 Maturity	12
4.2 Voluntary Prepayments	12
4.3 Mandatory Prepayment	13
4.4 Computations of Interest and Fees	13

ARTICLE V [Reserved]	13

ARTICLE VI Conditions Precedent to Class A Loans	13

6.1 Legal Opinions	13
6.2 Fees	13
6.3 BVL Inclusion Date	13
6.4 Uniform Commercial Code Searches	13

ARTICLE VII Representations and Warranties	14

ARTICLE VIII Affirmative Covenants	14

ARTICLE IX Negative Covenants	14

ARTICLE X Events of Default	14

10.1 Events of Default	14
10.2 Order of Foreclosure Proceeds	15
10.3 Premium	15

ARTICLE XI The Arrangers and the LIBOR Transition Agent	15

ARTICLE XII Miscellaneous	16

12.1 Amendments, Waivers and Releases	16
12.2 Replacement of Class A Lenders	17
12.3 Successors and Assigns	17
12.4 Counterparts	17

i

12.5 Severability	17
12.6 Integration	17
12.7 GOVERNING LAW	18
12.8 WAIVERS OF JURY TRIAL	18

Exhibit

Exhibit A	Form of Notice of Continuance or Conversion

ii

This TERM LOAN SUPPLEMENT, dated as of December 19, 2019 (this “Supplement”), is among Chesapeake Energy Corporation, an Oklahoma corporation (together with its permitted successors, the “Borrower”), the lenders from time to time party hereto (each a “Class A Lender” and, collectively, the “Class A Lenders”), and GLAS USA LLC, as administrative agent (in such capacity, the “Term Agent”) for the Lenders.

WHEREAS, the Borrower and Term Agent entered into that certain Term Loan Agreement of even date herewith (as amended and restated from time to time, the “Base Term Loan Agreement”);

WHEREAS, pursuant to the terms and conditions of the Base Term Loan Agreement as supplemented by this Supplement (as so supplemented, the “Supplemented Term Loan Agreement”), the Borrower has requested that the Class A Lenders extend credit in the form of Class A Loans; and

WHEREAS, the Class A Lenders are willing to make available to the Borrower such credit upon the terms and subject to the conditions set forth in the Supplemented Term Loan Agreement;

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in the Supplemented Term Loan Agreement, the parties hereto hereby agree as follows:

ARTICLE I
Definitions

1.1              Defined Terms.

(a)               Any term defined in the preamble has the meaning ascribed to it in the preamble.

(b)               Any capitalized term used but not defined herein has the meaning set forth in the Base Term Loan Agreement. In addition, as used in this Supplement, each of the following terms shall have the meaning specified for it in this Section 1.1 unless the context otherwise requires (it being understood that defined terms in this Supplement shall include in the singular number the plural and in the plural the singular):

“18-Month Anniversary” means six months after the first anniversary of the BVL Inclusion Date.

“30-Month Anniversary” means six months after the second anniversary of the BVL Inclusion Date.

“42-Month Anniversary” means six months after the third anniversary of the BVL Inclusion Date.

“54-Month Anniversary” means six months after the fourth anniversary of the BVL Inclusion Date.

“ABR” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Effective Rate plus ½ of 1.00% per annum, (b) the rate of interest in effect for such day as publicly announced from time to time by the Reference Bank as its “prime rate” and (c) the LIBOR Rate for a one-month Interest Period commencing on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.00% per annum; but if the applicable interest rate as determined under any of the preceding provisions of this definition is less than 2.00% per annum, then “ABR” shall be deemed to be equal to 2.00% per annum for such determination. The “prime rate” is a rate set by the Reference Bank based upon various factors, including its costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the ABR due to a change in such rate announced by the Reference Bank, in the Federal Funds Effective Rate or in the one-month LIBOR Rate shall take effect at the opening of business on the day specified in the public announcement of such change.

“ABR Loan” means each Class A Loan bearing interest based on the ABR.

“Applicable Margin” means the rate per annum of 7.00% with respect to any ABR Loan and 8.00% with respect to any LIBOR Loan.

“Applicable Premium” means, with respect to a Class A Loan at any Make-Whole Payment Date before the 18-Month Anniversary, the excess of: (i) the net present value at such Make-Whole Payment Date of (A) the repayment price on the 18-Month Anniversary of the principal amount that is subject to prepayment or repayment of such Class A Loan or the subject of acceleration on such Make-Whole Payment Date, plus (B) all required remaining scheduled interest payments due on the principal amount that is subject to prepayment or repayment of such Class A Loan, or the subject of acceleration, to but excluding the 18-Month Anniversary, calculated assuming that such Class A Loan continued to bear interest at the rate, and on the interest payment date schedule, applicable on the BVL Inclusion Date, computed using a discount rate equal to the Treasury Rate plus 50 basis points per annum discounted on a semi-annual bond equivalent basis, over (ii) the principal amount that is subject to prepayment or repayment, or the subject of acceleration, of such Class A Loan on such Make-Whole Payment Date.

“Borrowing” means the incurrence of one Type of Loan on a given date (or resulting from a conversion on a given date); but ABR Loans incurred pursuant to Section 2.7(b) shall be considered part of any related Borrowing of LIBOR Loans.

“BVL Credit Facility” means the revolving credit facility under that certain Credit Agreement, dated as of December 19, 2016, by and among Brazos Valley Longhorn, L.L.C. (as successor-by-merger to WildHorse Resource Development Corporation), the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent, as amended, supplemented or otherwise modified.

“BVL Inclusion Date” means the date that WildHorse LLC and its subsidiaries become Restricted Subsidiaries and Guarantors; but such date shall have occurred no later than 30 days after the Class A Closing Date.

“Class A Closing Date” means December 23, 2019.

“Class A Commitment” means the amount set forth opposite the initial Class A Lender’s name on the signature pages of this Supplement as such Class A Lender’s “Class Commitment”.

“Class A Loan” means a Loan made pursuant to Section 2.1.

“Class A Majority Lenders” means the Majority Lenders of the Class A Loans.

“Class A Maturity Date” means the 54-Month Anniversary.

“Comparable Treasury Issue” means the United States Treasury security that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities, selected by the Borrower as having a maturity closest to the 18-Month Anniversary.

“Default Rate” shall have the meaning provided in Section 2.4(c).

“Interest Period” means, with respect to any LIBOR Loan, the interest period applicable thereto, as determined pursuant to Section 2.5.

“LIBOR Loan” means any Class A Loan bearing interest at a rate determined by reference to the LIBOR Rate (other than an ABR Loan bearing interest by reference to the LIBOR Rate by virtue of clause (c) of the definition of ABR).

“LIBOR Rate” means, for any Interest Period for each LIBOR Loan, the London interbank offered rate as administered by Intercontinental Exchange Benchmark Administration Ltd. (or any other Person that takes over the administration of such rate for Dollars) for a period equal in length to such Interest Period as displayed on page LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the LIBOR Transition Agent (by notice to the Term Agent and the Borrower) in its reasonable discretion; in each case the “LIBOR Screen Rate”) at approximately 11:00 A.M. (London time) two Business Days before the first day of such Interest Period; but if the LIBOR Screen Rate shall be less than 1.00% per annum, such rate shall be deemed to be 1.00% per annum for the purposes of this Supplement.

“LIBOR Transition Agent” means the Revolving Agent; but if there is no Revolving Agent or the Revolving Agent refuses to serve as the LIBOR Transition Agent, then the Borrower shall nominate a commercial bank to serve in such capacity by notice to the Term Agent, and the Term Agent shall give notice thereof to the Class A Lenders, and such nomination shall become effective unless the Class A Majority Lenders notify the Term Agent of their objection thereto within five Business Days after the Term Agent’s delivery of such notice.

“Make-Whole Amount” means an amount as set forth below:

Make-Whole Payment Date	Make-Whole Amount
From the BVL Inclusion Date to but excluding the 18-Month Anniversary	The Applicable Premium
From the 18-Month Anniversary to but excluding the 30-Month Anniversary	5.00% of the principal amount that is subject to prepayment or repayment or the subject of acceleration
From the 30-Month Anniversary to but excluding the 42-Month Anniversary	2.50% of the principal amount that is subject to prepayment or repayment or the subject of acceleration
On or after the 42-Month Anniversary	$0.00

“Make-Whole Payment Date” means, as applicable, (i) the date of any prepayment of Class A Loans pursuant to Section 4.2(a), (ii) the date of any prepayment of Class A Loans pursuant to Section 4.1(c) of the Base Term Loan Agreement, (iii) the date that any Class A Loans are required to be prepaid in the event the maturity of the Class A Loans shall be accelerated as a result of any Event of Default or (iv) the date on which any Class A Lender shall be replaced pursuant to clause (iii) of Section 12.7 of the Base Term Loan Agreement.

“Notice of Conversion or Continuation” means a notice substantially in the form of Exhibit A.

“Reference Bank” means MUFG Union Bank, N.A.

“Replacement Rate” has the meaning ascribed to it in Section 2.7(c).

“Reuters” means Thomson Reuters Corporation, a corporation incorporated under and governed by the Business Corporations Act (Ontario), Canada, Refinitiv or, in each case, successor thereto.

“Side-Car Loan” means any borrowed money Indebtedness that is secured by Liens on the Collateral that are pari passu with the Liens securing the Loans (including the Class A Loans), but is not (a) a Loan or (b) Indebtedness, in each case, under the Revolving Credit Agreement.

“Treasury Rate” means, with respect to a Make-Whole Payment Date before the 18-Month Anniversary, the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published Federal Reserve Statistical Release H.15 (519) or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System (or, if such release (or any successor release) is not published, any publicly available source of similar market data) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the 18-Month Anniversary, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month).

“Type” means, as to any Class A Loan, its nature as an ABR Loan or a LIBOR Loan.

“WildHorse LLC” means Brazos Valley Longhorn, L.L.C.

1.2              Interest Rates; LIBOR Notification. The interest rate on LIBOR Loans is determined by reference to the LIBOR Rate, which is derived from the London interbank offered rate. The London interbank offered rate is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the Intercontinental Exchange Benchmark Administration Ltd. (together with any successor thereto, the “IBA”) for purposes of the IBA setting the London interbank offered rate. As a result, it is possible that commencing in 2022, the London interbank offered rate may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on LIBOR Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of the London interbank offered rate. Upon the occurrence of the circumstances set forth in Section 2.7(a)(i)(A) or Section 2.7(a)(i)(B), Section 2.7(c) provides a mechanism for determining an alternative rate of interest. The LIBOR Transition Agent will promptly notify the Borrower and the Term Agent, pursuant to Section 2.7(c), of any change to the reference rate upon which the interest rate on LIBOR Loans is based. However, the LIBOR Transition Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of “LIBOR Rate” or with respect to any alternative or successor rate thereto, or replacement rate thereof (including, without limitation, (i) any such alternative, successor or replacement rate implemented pursuant to Section 2.7(c), whether upon the occurrence of the circumstances set forth in Section 2.7(a)(i)(A) or Section 2.7(a)(i)(B), and (ii) the implementation of any replacement rate conforming changes pursuant to Section 2.7(c)), including whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the LIBOR Rate or have the same volume or liquidity as did the London interbank offered rate before its discontinuance or unavailability.

ARTICLE II
Class A Commitments and Loans

2.1              Class A Loans. Subject to and upon the terms and conditions set forth in the Supplemented Term Loan Agreement, the initial Class A Lender agrees to make Loans in Dollars (each, a “Class A Loan”) to the Borrower on the BVL Inclusion Date, in a principal amount equal to such Class A Lender’s Class A Commitment, which shall be disbursed in a single advance as LIBOR Loans with a three-month Interest Period on the BVL Inclusion Date. Such Class A Loans may thereafter, at the option of the Borrower, be incurred and maintained as, and/or converted into, ABR Loans or LIBOR Loans in accordance with the terms of this Supplement; but all Class A Loans shall consist entirely of Class A Loans of the same Type. The initial Class A Lender’s Class A Commitment shall terminate immediately after giving effect to such advance by such Class A Lender. Amounts repaid or prepaid in respect of the Class A Loans may not be reborrowed. The Class A Loans funded on the BVL Inclusion Date will be funded with an original issue discount in an amount equal to 98% of the par principal amount thereof (it being agreed that the Borrower shall be obligated to repay 100% of the principal amount of the Class A Loans as provided herein).

2.2              Disbursement of Funds. Section 2.2 of the Base Term Loan Agreement is modified to read as follows with respect to the Class A Loans:

(a)               The initial Class A Lender will make available the Class A Loans on the BVL Inclusion Date in the manner provided below.

(b)               On the BVL Inclusion Date, the initial Class A Lender shall make available to the Borrower such Class A Lender’s Class A Commitment in immediately available funds in Dollars, and the initial Class A Lender shall disburse the same in accordance with written instructions of the Borrower provided to such Class A Lender before such disbursement.

2.3              Pro Rata Treatment.

(a)               It is understood that (a) no Class A Lender shall be responsible for any default by any other Class A Lender in its obligation to make Class A Loans pursuant to the Supplemented Term Loan Agreement and that each Class A Lender severally but not jointly shall be obligated to make the Class A Loans provided to be made by it thereunder, regardless of the failure of any other Class A Lender to fulfill its commitments thereunder, and (b) failure by a Class A Lender to perform any of its obligations under any of the Credit Documents to which it is a party shall not release any Person from performance of its obligation under any Credit Document.

(b)               Except as specified herein or in the Base Term Loan Agreement, including in Section 12.6(g) thereof, each repayment by the Borrower in respect of principal or interest on the Class A Loans and each payment in respect of fees or expenses payable under the Supplemented Term Loan Agreement shall be applied to the amounts of such obligations owing to the Class A Lenders entitled thereto pro rata in accordance with the respective amounts then due and owing to the Class A Lenders.

2.4              Interest.

(a)               The unpaid principal amount of each ABR Loan shall bear interest on any date until the repayment thereof at a rate per annum equal to the Applicable Margin plus the ABR in effect on such date.

(b)               The unpaid principal amount of each LIBOR Loan shall bear interest on any date during an Interest Period applicable thereto until the repayment thereof at a rate per annum that shall at all times be the Applicable Margin plus the LIBOR Rate for such Interest Period.

(c)               If all or a portion of (i) the principal amount of any Class A Loan or (ii) any interest payable thereon shall not be paid when due (whether at stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum (the “Default Rate”) that is (A) in the case of overdue principal, the rate that would otherwise be applicable thereto plus 2.00% per annum or (B) in the case of any overdue interest, to the extent permitted by applicable Requirements of Law, the rate described in Section 2.4(a) plus 2.00% per annum, in each case from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment).

(d)               Interest on each Class A Loan shall accrue from and including the date of any Borrowing to but excluding the date of any repayment thereof and shall be payable in Dollars; but any Class A Loan that is repaid on the same date on which it is made shall bear interest for one day. Except as provided below, interest shall be payable (i) in respect of each ABR Loan, quarterly in arrears on the last Business Day of each March, June, September and December, (ii) in respect of each LIBOR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, and (iii) in respect of each Loan, (A) upon any prepayment (on the amount prepaid), (B) at maturity (whether by acceleration or otherwise) and (C) after such maturity, on demand.

(e)               All computations of interest hereunder shall be made in accordance with Section 4.4.

(f)                The Term Agent, upon determining the interest rate for any Borrowing of LIBOR Loans, shall promptly notify the Borrower and the Class A Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

2.5              Interest Periods. At the time the Borrower gives a Notice of Conversion or Continuation in respect of the making of, or conversion into or continuation as, a Borrowing of LIBOR Loans in accordance with Section 2.6(a), the Borrower shall give the Term Agent written notice of the Interest Period applicable to such LIBOR Loan, which Interest Period shall, at the option of the Borrower, be a period of one, two, three or six months.

Notwithstanding anything to the contrary contained above:

(a)               the initial Interest Period for any Borrowing of LIBOR Loans shall commence on the date of such Borrowing (including the date of any conversion from a Borrowing of ABR Loans) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b)               if any Interest Period relating to a Borrowing of LIBOR Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c)               if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; but if any Interest Period in respect of a LIBOR Loan would otherwise expire on a day that is not a Business Day, but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day; and

(d)               the Borrower shall not be entitled to elect any Interest Period in respect of any LIBOR Loan if such Interest Period would extend beyond the Class A Maturity Date.

2.6              Conversions and Continuations.

(a)               Subject to the restrictions in this Supplement, (i) the Borrower shall have the option on any Business Day to convert all of the outstanding principal amount of the Class A Loans of one Type into a Borrowing of the other Type, subject to the limitations set forth in Section 2.7, and (ii) at a time when the Class A Loans are LIBOR Loans, the Borrower shall have the option on any Business Day to continue all of the outstanding principal amount of such Loans as LIBOR Loans for an additional Interest Period, subject to the limitations set forth in Section 2.7; but (A) ABR Loans may not be converted into LIBOR Loans if an Event of Default is in existence on the date of the conversion and the Term Agent has or the Class A Majority Lenders have determined in its or their sole discretion not to permit such conversion and (B) LIBOR Loans may not be continued as LIBOR Loans for an additional Interest Period if an Event of Default is in existence on the date of the proposed continuation and the Term Agent has or the Class A Majority Lenders have determined in its or their sole discretion not to permit such continuation. Each such conversion or continuation shall be effected by the Borrower by giving the Term Agent at the Term Agent’s Office before 1:00 p.m. (1) in the case of a continuation of or conversion to LIBOR Loans, at least three Business Days before the effectiveness of such proposed continuation or conversion or (2) in the case of a conversion into ABR Loans, at least one Business Day before the effectiveness of such proposed conversion, a Notice of Conversion or Continuation specifying that the Class A Loans are to be so converted or continued, the Type of Loans to be converted into or continued and, in the case of LIBOR Loans, the Interest Period to be applicable thereto.

(b)               If any Event of Default is in existence at the time of any proposed continuation of any LIBOR Loans and the Term Agent has or the Class A Majority Lenders have determined in its or their sole discretion not to permit such continuation, such LIBOR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans. If upon the expiration of any Interest Period in respect of LIBOR Loans, the Borrower has failed to convert or continue such LIBOR Loans as provided in clause (a) above, the Borrower shall be deemed to have elected to continue such LIBOR Loans with an Interest Period of three months effective as of the expiration date of such current Interest Period; but if Section 2.6(a) or Section 2.5(d) would prohibit the election of such an Interest Period, then the Borrower (if it has not acted as provided in clause (a) above) shall be deemed to have elected to convert such LIBOR Loans to ABR Loans. The Term Agent shall give each Class A Lender notice as promptly as practicable of any such proposed conversion or continuation affecting the Class A Loans.

2.7              Increased Costs, Illegality, Etc..

(a)               In the event that (x) in the case of clause (i) below, the Class A Majority Lenders or (y) in the case of clauses (ii) and (iii) below, any Class A Lender, shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i)                 on any date for determining the LIBOR Rate for any Interest Period that (A) deposits in the principal amounts of the Class A Loans are not generally available in the relevant market or (B) by reason of any changes arising on or after the Class A Closing Date affecting the interbank LIBOR market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate; or

(ii)              that, due to a Change in Law occurring at any time after the Class A Closing Date, which Change in Law shall (A) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Class A Lender, (B) subject any Class A Lender to any Tax with respect to any Credit Document or any Class A Loan made by it (other than (i) Taxes indemnifiable under the Base Term Loan Agreement or (ii) Excluded Taxes), or (C) impose on any Class A Lender or the London interbank market any other condition, cost or expense affecting the Supplemented Term Loan Agreement or LIBOR Loans made by such Class A Lender, which results in the cost to such Class A Lender of making, converting into, continuing or maintaining LIBOR Loans increasing by an amount which such Class A Lender reasonably deems material or the amounts received or receivable by such Class A Lender hereunder with respect to the foregoing shall be reduced; or

(iii)            at any time, that the making or continuance of any LIBOR Loan has become unlawful as a result of compliance by such Class A Lender in good faith with any Requirement of Law (or would conflict with any such Requirement of Law not having the force of law even though the failure to comply therewith would not be unlawful);

then, and in any such event, such Class A Lenders (or the Class A Majority Lenders in the case of clause (i) above) shall within a reasonable time thereafter give notice to the Borrower and to the Term Agent of such determination (which notice the Term Agent shall promptly transmit to each of the other Class A Lenders). Thereafter (x) in the case of clause (i) above, LIBOR Loans shall no longer be available until such time as the Term Agent notifies the Borrower and the Class A Lenders that the circumstances giving rise to such notice by the Term Agent no longer exist (which notice the Term Agent agrees to give at such time when such circumstances no longer exist), and any Notice of Conversion or Continuation given by the Borrower with respect to LIBOR Loans that have not yet been incurred shall be deemed rescinded by the Borrower, (y) in the case of clause (ii) above, the Borrower shall pay to such Class A Lender, promptly (but no later than 15 Business Days) after receipt of written demand therefor such additional amounts as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Class A Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (z) in the case of clause (iii) above, the Borrower shall take one of the actions specified in Section 2.7(b) as promptly as possible and, in any event, within the time period required by applicable Requirements of Law.

(b)               If, after the Class A Closing Date, any Change in Law relating to capital adequacy or liquidity requirements of any Lender or compliance by any Class A Lender or its parent with any Change in Law relating to capital adequacy or liquidity requirements occurring after the Class A Closing Date, has or would have the effect of reducing the rate of return on such Class A Lender’s or its parent’s capital or assets as a consequence of such Class A Lender’s commitments or obligations hereunder to a level below that which such Class A Lender or its parent could have achieved but for such Change in Law (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy or liquidity requirements), then from time to time, promptly (but in any event no later than 15 Business Days) after written demand by such Class A Lender (with a copy to the Term Agent), the Borrower shall pay to such Class A Lender such additional amount or amounts as will compensate such Lender or its parent for such reduction, it being understood and agreed, however, that a Class A Lender shall not be entitled to such compensation as a result of such Class A Lender’s compliance with, or pursuant to any request or directive to comply with, any applicable Requirement of Law as in effect on the Class A Closing Date (except as otherwise set forth in the definition of Change in Law). Each Class A Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.7(b), will give prompt written notice thereof to the Borrower, which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.10, release or diminish the Borrower’s obligations to pay additional amounts pursuant to this Section 2.7(b) upon receipt of such notice.

(c)               If at any time the LIBOR Transition Agent (as agent for the Term Agent) determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in Section 2.7(a)(i)(A) or Section 2.7(a)(i)(B) have arisen and such circumstances are unlikely to be temporary, (ii) the LIBOR Rate is no longer a widely recognized benchmark rate for newly originated loans in the U.S. syndicated loan market in the applicable currency or (iii) the applicable supervisor or the administrator of the LIBOR Rate or a Governmental Authority having jurisdiction over the LIBOR Transition Agent has made a public statement identifying a specific date after which the LIBOR Rate shall no longer be used for determining interest rates for loans, then, in each case, the LIBOR Transition Agent may, to the extent practicable (in consultation with the Borrower and as determined by the LIBOR Transition Agent to be consistent with market practice generally), establish a replacement interest rate (the “Replacement Rate”), in which case, the Replacement Rate shall, subject to the next two sentences, replace such applicable interest rate for all purposes under the Credit Documents unless and until (A) an event described in Section 2.7(a)(i)(A), (a)(i)(B), (a)(i)(C), (c)(i) or (c)(ii) occurs with respect to the Replacement Rate or (B) the LIBOR Transition Agent (or the Class A Majority Lenders through the Term Agent) notifies the Borrower that the Replacement Rate does not adequately and fairly reflect the cost to the Class A Lenders of funding the Class A Loans bearing interest at the Replacement Rate; but if such Replacement Rate shall be less than 1.00% per annum, such rate shall be deemed to be 1.00% per annum for purposes of this Supplement. In connection with the establishment and application of the Replacement Rate, the Credit Documents shall be amended solely with the consent of the LIBOR Transition Agent (as agent for the Term Agent), as may be necessary or appropriate, in the opinion of the LIBOR Transition Agent, to effect the provisions of this Section 2.7(c). Notwithstanding anything to the contrary in the Credit Documents (including Section 12.1 of the Base Term Loan Agreement), such amendment shall become effective without any further action or consent of any other party to this Supplement so long as the LIBOR Transition Agent shall not have received, within five Business Days of the date notice of such amendment (together with a copy of such amendment) to the Class A Lenders, notices from the Class A Majority Lenders, with each such notice stating that such Class A Lender objects to such amendment. To the extent the Replacement Rate is approved by the LIBOR Transition Agent in connection with this clause (c), the Replacement Rate shall be applied in a manner consistent with market practice; but, in each case, to the extent such market practice is not administratively feasible for the LIBOR Transition Agent, such Replacement Rate shall be applied as otherwise reasonably determined by the LIBOR Transition Agent and the Borrower (it being understood that any such modification by the LIBOR Transition Agent and the Borrower shall not require the consent of, or consultation with, any of the Class A Lenders), provided, further that, until the Replacement Rate shall be determined in accordance with this clause (c) (but, in the case of the circumstances described in clause (iii) of this Section 2.7(c), only to the extent the LIBOR Rate for such Interest Period is not available or published at such time on a current basis), any Notice of Conversion or Continuation that requests the conversion of Borrowing to, or continuation of any Borrowing as, a LIBOR Loan shall be ineffective and (y) on the last day of the then current Interest Period applicable thereto, such Borrowing shall be continued as a Borrowing of ABR Loans.

2.8              Compensation. If (a) any payment of principal of any LIBOR Loan is made by the Borrower to or for the account of a Class A Lender other than on the last day of the Interest Period for such LIBOR Loan as a result of a payment or conversion pursuant to Sections 2.6, 2.10, 4.2 or 4.3 or Sections 4.1, 4.2 or 12.7 of the Base Term Loan Agreement, as a result of acceleration of the maturity of the Loans pursuant to Article XI of the Base Term Loan Agreement or for any other reason, (b) any ABR Loan is not converted into a LIBOR Loan on the date specified in a Notice of Conversion or Continuation, (c) any LIBOR Loan is not continued as a LIBOR Loan on the date specified in a Notice of Conversion or Continuation or (d) any prepayment of principal of any LIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Sections 4.2 or 4.3 or Section 4.1 or 4.2 of the Base Term Loan Agreement, the Borrower shall, after the Borrower’s receipt of a written request by such Class A Lender (which request shall set forth in reasonable detail the basis for requesting such amount and shall be conclusive and binding in the absence of manifest error), pay to the Term Agent (within 15 Business Days) for the account of such Class A Lender any amounts required to compensate such Class A Lender for any additional losses, costs or expenses that such Class A Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Class A Lender to fund or maintain such LIBOR Loan.

2.9              Change of Lending Office. Each Class A Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.7(a)(ii), 2.7(a)(iii) or 2.7(c) or Section 4.3 of the Base Term Loan Agreement with respect to such Class A Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Class A Lender) to designate another lending office for any Class A Loans affected by such event, if such designation is made on such terms that such Class A Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Class A Lender in connection with any such designation. Nothing in this Section 2.9 shall affect or postpone any of the obligations of the Borrower or the right of any Class A Lender provided in Section 2.7(a) or Section 4.3 of the Base Term Loan Agreement.

2.10          Notice of Certain Costs. Notwithstanding anything in this Supplement to the contrary, to the extent any notice required by Section 2.7 or 2.8 or Section 4.3 of the Base Term Loan Agreement is given by any Class A Lender more than 120 days after such Person has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, tax or other additional amounts described in such Sections, such Person shall not be entitled to compensation under Section 2.7 or 2.8 or Section 4.3 of the Base Term Loan Agreement, as the case may be, for any such amounts incurred or accruing on or before the 120th day before the giving of such notice to the Borrower; but if the circumstance giving rise to such claim is retroactive, then such 120-day period referred to above shall be extended to include the period of retroactive effect thereof.

ARTICLE III
Fees

3.1              Fees. The Borrower agrees to pay to the Term Agent the fees (if any) of the Term Agent with respect to the Class A Loan, in the amounts and on the dates as set forth in the Fee Letter. Such fees shall be fully earned when due and shall not be refundable for any reason whatsoever and will be in addition to the reimbursement of the Term Agent’s out-of-pocket expenses in accordance with Section 12.5 of the Base Term Loan Agreement.

ARTICLE IV
Payments

4.1              Maturity. All principal of and accrued interest on the Class A Loans shall be finally due and payable on the Class A Maturity Date.

4.2              Voluntary Prepayments.

(a)               The Borrower shall have the right to prepay Class A Loans, in whole or in part from time to time in accordance with the terms and conditions of this Section 4.2. If, before the 42-Month Anniversary, the Borrower prepays all or any part of the principal balance of the Class A Loans, then on the Make-Whole Payment Date, the Borrower shall pay to each Class A Lender of the Class A Loans that are so prepaid, in addition to the principal of such Class A Loans and accrued interest thereon to but excluding the Make-Whole Payment Date, an amount equal to the Make-Whole Amount. For the avoidance of doubt, and as a result of the impracticability and extreme difficulty of ascertaining actual damages, it is understood and agreed that any Make-Whole Amount shall be presumed to be the liquidated damages sustained by each Class A Lender as a result of the early termination of the Class A Loans, and the Borrower agrees that such amounts shall constitute Obligations under the Supplemented Term Loan Agreement. With respect to any prepayment of the Class A Loans on or after the 42-Month Anniversary, the Make-Whole Amount shall be zero.

(b)               The Borrower shall give the Term Agent at the Term Agent’s Office written notice of its intent to make such prepayment and the amount of such prepayment, which notice shall be given by the Borrower no later than 1:00 p.m. on the Business Day immediately preceding the date of such prepayment and shall promptly be transmitted by the Term Agent to each of the Class A Lenders.

(c)               Each partial prepayment of Class A Loans shall be in a minimum amount of $500,000 and in multiples of $100,000 in excess thereof.

(d)               With respect to each prepayment of Class A Loans elected under this Section 4.2, each prepayment of Class A Loans shall be applied pro rata among the Class A Loans.

4.3              Mandatory Prepayment. Class A Loans shall not be subject to any mandatory prepayment, or mandatory offer to prepay, requirements other than as provided for in Section 4.1 of the Base Term Loan Agreement; but with respect to any mandatory prepayments of Class A Loans pursuant to Section 4.1(c) of the Base Term Loan Agreement, the Borrower shall pay to each Class A Lender of the Class A Loans that are so prepaid before the 42-Month Anniversary, in addition to the principal of such Class A Loans and accrued interest thereon to but not including the Make-Whole Payment Date, an amount equal to the Make-Whole Amount.

4.4              Computations of Interest and Fees. Interest on Class A Loans shall be calculated on the basis of a 360-day year for the actual days elapsed; but interest on ABR Loans in respect of which the rate of interest is calculated on the basis of the Reference Bank’s prime rate and interest on overdue interest shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed.

ARTICLE V
[Reserved]

ARTICLE VI
Conditions Precedent to Class A Loans

The agreement of each Class A Lender to make its Class A Loan on the BVL Inclusion Date is subject to the Base Term Loan Agreement being in full force and effect, the satisfaction of the conditions precedent set forth in Article VI of the Base Term Loan Agreement and the satisfaction of the following conditions precedent:

6.1              Legal Opinions. The Term Agent shall have received the executed legal opinion of Baker Botts L.L.P., counsel to the Borrower, and the executed legal opinion of Derrick & Briggs, LLP, Oklahoma counsel to the Borrower, in each case in form and substance reasonably satisfactory to the initial Class A Lender. The Borrower hereby instructs such counsel to deliver such legal opinions.

6.2              Fees. All fees required to be paid on or before the BVL Inclusion Date pursuant to any fee letter previously agreed in writing by the Borrower and reasonable out-of-pocket expenses required to be paid on or before the BVL Inclusion Date, to the extent invoiced at least three Business Days before the BVL Inclusion Date (except as otherwise reasonably agreed by the Borrower), shall have been, or will be substantially simultaneously, paid.

6.3              BVL Inclusion Date. WildHorse LLC and its subsidiaries shall have been designated as Restricted Subsidiaries and become Guarantors no later than 30 days after the Class A Closing Date.

6.4              Uniform Commercial Code Searches. Appropriate Uniform Commercial Code search results in respect of the Credit Parties, as may be reasonably requested by the Term Agent, at the direction of the Initial Class A Lenders, from Delaware and any other relevant jurisdiction, reflecting no prior Liens encumbering the properties of any Credit Party, other than those permitted under Section 9.2 of the Base Term Loan Agreement.

ARTICLE VII
Representations and Warranties

The representations and warranties of Sections 7.12, 7.13, 7.15, 7.16, and 7.17 of the Base Term Loan Agreement are repeated herein verbatim, amended only by substituting the “Class A Closing Date” for the “Initial Closing Date” appearing therein. Other than the foregoing, this Supplement does not modify or add to any of the representations and warranties in Article VII of the Base Term Loan Agreement.

ARTICLE VIII
Affirmative Covenants

This Supplement does not modify or add to any of the affirmative covenants in Article VIII of the Base Term Loan Agreement, other than to explicitly provide that “general corporate purposes” as used in Section 8.10 of the Base Term Loan Agreement includes the use of proceeds of the Class A Loans to fund, in part, the repayment of secured Indebtedness owing by WildHorse LLC under the BVL Credit Facility and the notes issued under the WildHorse Indenture and the payment of fees, premiums and expenses associated therewith.

ARTICLE IX
Negative Covenants

This Supplement does not modify any of the negative covenants in Article IX of the Base Term Loan Agreement.

ARTICLE X
Events of Default

10.1          Events of Default. In addition to the Events of Default described in the Base Term Loan Agreement, the following shall constitute “Events of Default” in respect of the Class A Loans:

(a)             The Borrower shall default in the due performance or observance by it of any term, covenant or agreement contained Article IX (including, for the avoidance of doubt, the agreement of the Borrower not to enter into any other Term Loan Supplement with an order of payment of Foreclosure Proceeds contravening the order of payment of Foreclosure Proceeds permitted by this Supplement);

(b)             The Borrower shall default in the due performance or observance by it of any other term, covenant or agreement contained in this Supplement and such default shall continue unremedied for a period of at least 30 days after receipt of written notice thereof by the Borrower from the Term Agent at the written direction of the Class A Majority Lenders; or

(c)             (i) The Borrower shall default in any payment with respect to any Class of Loans (other than the Class A Loans) with an outstanding principal balance in excess of $125,000,000, beyond the grace period, if any, provided in the Base Term Loan Agreement or any Term Loan Supplement applicable to such Loans or (ii) any such Loans shall be declared to be due and payable, or shall be required to be prepaid, defeased or redeemed before the stated maturity thereof, other than (A) as a result of a regularly scheduled required prepayment or as a mandatory prepayment and (B) Loans that become due as a result of a Disposition (including as a result of a Casualty Event) of the property or assets securing such Loans permitted under the Base Term Loan Agreement and this Supplement.

10.2          Order of Foreclosure Proceeds. As provided in Section 2.1(a) of the Base Term Loan Agreement, the Borrower may designate the order of application of Foreclosure Proceeds in any Term Loan Supplement, so long as the order of application in any new Term Loan Supplement does not contravene the order of application in any prior Term Loan Supplement then in effect. This Supplement provides that the Foreclosure Proceeds may be applied to the Class A Loans after application to other Loans and Side-Car Loans with terms providing for such application, if each such other Loan and Side-Car Loan satisfied Sections 9.1 and 9.2 of the Base Term Loan Agreement on the date of its incurrence. This Supplement provides that Foreclosure Proceeds may be applied to the Class A Loans and other Loans and Side-Car Loans, pro rata, if such other Loans and Side-Car Loans had terms providing for such application and each such other Loan and Side-Car Loan satisfied Sections 9.1 and 9.2 of the Base Term Loan Agreement on the date of its incurrence. This Supplement provides that Foreclosure Proceeds may be applied to other Classes of Loans and Side-Car Loans after Foreclosure Proceeds have been applied to the Class A Loans, if each such other Loan and Side-Car Loan satisfied Sections 9.1 and 9.2 of the Base Term Loan Agreement on the date of incurrence thereof.

10.3          Premium. In the event the maturity of the Class A Loans shall be accelerated as a result of any Event of Default, the amount becoming due and payable shall include, in addition to principal and accrued interest, an amount equal to the Make-Whole Amount at the time of such acceleration. It is agreed that payment of such Make-Whole Amount shall constitute liquidated damages, not “unmatured interest”, for purposes of the Bankruptcy Code. EACH CREDIT PARTY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE MAKE-WHOLE AMOUNT IN CONNECTION WITH ANY SUCH ACCELERATION.

ARTICLE XI
THE ARRANGERS and the libor transition agent

Notwithstanding anything in the Supplemented Term Loan Agreement to the contrary, no Person identified on the cover page of this Supplement as a Joint Lead Arranger, Joint Bookrunner, Syndication Agent or Documentation Agent shall have any right, power, obligation, liability, responsibility or duty under the Supplemented Term Loan Agreement other than those applicable to all Class A Lenders as such (to the extent such Person is a Class A Lender).

The Term Agent hereby designates and appoints the LIBOR Transition Agent as its sub-agent, and each Class A Lender hereby confirms and ratifies such designation and appointment, with respect to the provisions of Section 2.7(c). The rights and benefits of the Term Agent under Sections 11.1, 11.2, 11.3, 11.4, 11.5, 11.6, 11.7, 11.8 and 12.5 of the Base Term Loan Agreement are hereby extended as rights and benefits of the LIBOR Transition Agent, mutatis mutandis.

ARTICLE XII
Miscellaneous

12.1          Amendments, Waivers and Releases. Except as expressly set forth in this Supplement or the Base Term Loan Agreement, neither this Supplement, nor any terms hereof, may be amended, supplemented or modified except in accordance with the provisions of this Section 12.1. The Class A Majority Lenders may, or, at the written direction of the Class A Majority Lenders, the Term Agent shall, from time to time, (a) enter into with the Borrower written amendments, supplements or modifications hereto or (b) waive in writing, on such terms and conditions as the Class A Majority Lenders or the Term Agent (at the direction of the Class A Majority Lenders), as the case may be, may specify in such instrument, any of the requirements of this Supplement or any Default or Event of Default with respect to the Class A Loans and its consequences; but each such waiver and each such amendment, supplement or modification shall be effective only in the specific instance and for the specific purpose for which given; provided, further, that no such waiver and no such amendment, supplement or modification shall:

(i)                 forgive or reduce any portion of any Class A Loan or reduce the stated rate (it being understood that only the consent of the Class A Majority Lenders shall be necessary to waive any obligation of the Borrower to pay interest at the Default Rate or amend Section 2.4(c)), or forgive any portion, or extend the date for the payment, of any interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates), or amend, modify or waive any provision of Section 4.2(a), 4.3, 10.3 or 12.2 to the extent it would alter the right to receive the Make-Whole Amount or the definitions related thereto, or extend the Class A Closing Date, the BVL Inclusion Date or the Class A Maturity Date, or increase the amount of the Class A Commitment of any Lender, or make any Class A Loan, interest, fee or other amount payable in any currency other than Dollars, in each case without the written consent of each Class A Lender directly and adversely affected thereby;

(ii)              amend, modify or waive any provision of Section 2.3(b) or this Section 12.1, consent to the assignment or transfer by the Borrower of its rights and obligations hereunder or alter the order of application set forth in Section 10.2 without the written consent of each Class A Lender;

(iii)            affect the rights or duties of, or any fees or other amounts payable to the Term Agent under this Supplement without the prior written consent of the Term Agent;

(iv)             affect the rights or duties of, or any fees or other amounts payable to the LIBOR Transition Agent under this Supplement without the prior written consent of the LIBOR Transition Agent; or

(v)               amend, modify or waive any provision of Article IX or Section 10.2 without the written consent of each Class A Lender;

provided, further, that any provision of this Supplement may be amended by an agreement in writing entered into by the Borrower and the Term Agent to cure any ambiguity, omission, defect or inconsistency, but neither shall have any obligation to do so. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Class A Lenders and shall be binding upon the Borrower, such Class A Lenders, the Term Agent, the LIBOR Transition Agent and all future Class A Lenders. In the case of any waiver, the Borrower, the Class A Lenders, the LIBOR Transition Agent and the Term Agent shall be restored to their former positions and rights hereunder, and any Default or Event of Default under this Supplement waived shall be deemed to be cured and not continuing; it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. In connection with the foregoing provisions, the Term Agent may, but shall have no obligation to, with the concurrence of any Class A Lender, execute amendments, modifications, waivers or consents on behalf of such Class A Lender.

12.2          Replacement of Class A Lenders. In the event that any Class A Lender shall be replaced pursuant to clause (iii) of Section 12.7 of the Base Term Loan Agreement, the Borrower shall pay to such Class A Lender an amount equal to the Make-Whole Amount.

12.3          Successors and Assigns. Notwithstanding any provision of Section 12.6 of the Base Term Loan Agreement, assignments of Class A Loans by or to JPMorgan Chase Bank, N.A. or any of its Affiliates will not require the consent of the Borrower or the Term Agent; but, as provided in Section 12.6 of the Base Term Loan Agreement, the consent of the Borrower shall be required in connection with any assignment of all or any part of any Class A Commitment.

12.4          Counterparts. This Supplement may be executed by one or more of the parties hereto on any number of separate counterparts (including by facsimile or other electronic transmission, i.e. a “pdf” or a “tif”), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Supplement signed by all the parties shall be lodged with the Borrower. Delivery by telecopier or other electronic transmission of an executed counterpart of a signature page to this Supplement shall be effective as delivery of an original executed counterpart of this Supplement. The Term Agent may also require that any such documents and signatures delivered by telecopier or other electronic transmission be confirmed by a manually-signed original thereof; but the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by telecopier or other electronic transmission.

12.5          Severability. Any provision of this Supplement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.6          Integration. The Supplemented Term Loan Agreement and the other Credit Documents represent the agreement of the Borrower, the Guarantors, the Term Agent and the Class A Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Borrower, the Guarantors, the Term Agent nor any Class A Lender relative to the subject matter thereof not expressly set forth or referred to herein or in the other Credit Documents.

12.7          GOVERNING LAW. THIS SUPPLEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

12.8          WAIVERS OF JURY TRIAL. EACH OF THE BORROWER, THE TERM AGENT AND EACH CLASS A LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THE SUPPLEMENTED TERM LOAN AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Supplement to be duly executed and delivered as of the date first above written.

CHESAPEAKE ENERGY CORPORATION, as the Borrower

By:	/s/ Bryan J. Lemmerman
Name:	Bryan J. Lemmerman
Title:	Vice President – Business Development and Treasurer

[Class A Term Loan Supplement]

GLAS USA LLC, as the Term Agent

By:	/s/ Yana Kislenko
Name:	Yana Kislenko
Title:	Vice President

[Class A Term Loan Supplement]

Class Commitment: $1,500,000,000	JPMORGAN CHASE BANK, N.A., as the initial Class A Lender

	By:	/s/ Dave Katz
	Name:	Dave Katz
	Title:	Managing Director

[Class A Term Loan Supplement]

EXHIBIT A

NOTICE OF CONVERSION/CONTINUATION

Date: ___________, _____

To: GLAS USA LLC, as Term Agent

Reference is made to that certain Term Loan Agreement, dated as of December 19, 2019 (as amended, restated, supplemented or otherwise modified, the “Term Loan Agreement”), among Chesapeake Energy Corporation, an Oklahoma corporation (the “Borrower”), the Lenders from time to time party thereto, GLAS USA LLC, as administrative agent (in such capacity, the “Term Agent”), as supplemented by that certain Class A Term Loan Supplement, dated as of December 19, 2019 (as amended, restated, supplemented or otherwise modified, the “Class A Supplement”), among the Borrower, the Class A Lenders from time to time party thereto and the Term Agent. Unless otherwise defined herein, capitalized terms used but not defined herein have the meanings assigned to such terms in the Term Loan Agreement or the Class A Supplement, as applicable.

Pursuant to Section 2.6 of the Class A Supplement, the Borrower desires to [convert][continue] all of the Class A Loans, as specified below.

On ______________________________ (a Business Day)1.

[LIBOR Loans to be continued with an Interest Period of ___ month(s)2.]

[ABR Loans to be converted to LIBOR Loans with an Interest Period of ___ month(s)3.]

[LIBOR Loans to be converted to ABR Loans.]

[The undersigned hereby certifies that no Event of Default has occurred and is continuing.]4

Notwithstanding anything to the contrary in any other Credit Document, this notice may be amended, supplemented or modified with the consent only of the Borrower and the Term Agent.

CHESAPEAKE ENERGY CORPORATION

By:
Name:
Title:

1 If (i) converting ABR Loans to LIBOR Loans or (ii) continuing LIBOR Loans, notice must be delivered before 1:00 p.m. (New York time) at least three (3) Business Days before the date of such conversion or continuation.

If converting LIBOR Loans to ABR Loans, notice must be delivered before 1:00 p.m. (New York time) on the date of such conversion.

2 Interest Period to be one, two, three or six months.

3 Interest Period to be one, two, three or six months.

4 To be included if continuing LIBOR Loans or converting ABR Loans to LIBOR Loans.

Exhibit A